Form 10-K405, Exhibit 13
period 1997-12-27
WILD OATS MARKETS INC
filed 1998-03-27
CIK 909990

                                                                    EXHIBIT 13.1
                            WILD OATS MARKETS, INC,

SELECTED FINANCIAL DATA
in thousands, except per-share amounts and number of stores

The following data for the five fiscal years ended December 27, 1997, are derived from the consolidated financial statements of the Company. The following data should be read in conjunction with the Company's consolidated financial statements, related notes thereto and other financial information included elsewhere in this Annual Report.

FISCAL YEAR                                               1997       1996       1995      1994      1993
STATEMENT OF OPERATIONS DATA:
SALES                                                   $311,077   $192,493   $98,517   $65,219   $47,266
COST OF GOODS SOLD AND OCCUPANCY COSTS                   215,156    130,957    67,164    44,637    32,344
GROSS PROFIT                                              95,921     61,536    31,353    20,582    14,922
DIRECT STORE EXPENSES                                     71,516     48,317    25,072    15,685    11,007
STORE CONTRIBUTION                                        24,405     13,219     6,281     4,897     3,915
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES              11,488      8,977     4,465     2,317     1,824
PRE-OPENING EXPENSES                                       1,099      1,763     1,037                 416
NON-RECURRING EXPENSES (1)                                            7,035
INCOME (LOSS) FROM OPERATIONS                             11,818     (4,556)      779     2,580     1,675
INTEREST EXPENSE (INCOME), NET                              (113)       904       363       373       350
INCOME (LOSS) BEFORE INCOME TAXES                         11,931     (5,460)      416     2,207     1,325
INCOME TAX EXPENSE (BENEFIT) (2)                           4,895       (977)       40       880       347
NET INCOME (LOSS) (2)                                      7,036     (4,483)      376     1,327       978

ACCRETION OF REDEEMABLE PREFERRED STOCK                               2,396     1,937       484       134
NET INCOME (LOSS) ALLOCABLE TO COMMON STOCK             $  7,036   $ (6,879)  $(1,561)  $   843   $   844

BASIC NET INCOME (LOSS) PER COMMON SHARE (3)               $0.67     $(1.35)   $(0.45)    $0.24     $0.23
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING      10,568      5,078     3,483     3,534     3,622
DILUTED NET INCOME (LOSS) PER COMMON SHARE (3)             $0.64     $(1.35)   $(0.45)    $0.24     $0.23
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING      10,957      5,078     3,483     3,552     3,627

NUMBER OF STORES AT END OF PERIOD                             52         40        21        14        11

BALANCE SHEET DATA:
WORKING CAPITAL (DEFICIT)                               $ 37,063   $  9,932   $   474   $ 3,278   $  (292)
TOTAL ASSETS                                             173,067    107,057    38,376    24,053     9,873
LONG-TERM DEBT (INCLUDING CAPITALIZED LEASES)                467        971    13,302     3,078     2,494
REDEEMABLE CONVERTIBLE PREFERRED STOCK                                         16,956    15,018     2,164
STOCKHOLDERS' EQUITY (DEFICIT)                           135,123     77,783    (4,209)   (2,645)     (358)


(1) IN 1996, THE COMPANY RECORDED $7.0 MILLION IN NON-RECURRING EXPENSES. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." EXCLUDING NON-RECURRING EXPENSES, UNAUDITED PRO FORMA BASIC AND DILUTED NET LOSS PER COMMON SHARE WOULD HAVE BEEN $(0.31) AND $(0.31), RESPECTIVELY, IN 1996.
(2) ON JULY 3, 1993, WILD OATS CHANGED ITS CORPORATE STATUS FROM AN S CORPORATION TO A C CORPORATION. INCOME TAX EXPENSE AND NET INCOME FOR 1993 ARE SHOWN ON AN HISTORICAL BASIS.
(3) EARNINGS PER SHARE ARE CALCULATED IN ACCORDANCE WITH STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 128. SEE NOTE 1 OF THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                            WILD OATS MARKETS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains certain forward-looking statements regarding the Company's future results of operations and performance. Certain factors that may have a significant effect on the Company's future results and performance are as follows:

Uncertain Ability to Execute Growth Strategy

The Company's business has grown considerably in size and geographic scope, increasing from 11 stores in 1993, to its current size as of March 9, 1998, of 54 stores in 12 states and Canada. The Company's ability to implement its growth strategy depends to a significant degree upon its ability to open or acquire stores in existing and new markets and to integrate and operate those stores profitably. While the Company plans to expand primarily through the opening of new stores, it will continue to pursue acquisitions of natural foods retailers where attractive opportunities exist. Acquisitions involve a number of risks, such as short-term negative effects on the Company's reported operating results, diversion of management's attention, unanticipated problems or legal liabilities, and the integration of potentially dissimilar operations, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will achieve its planned expansion in existing markets, enter new markets, or operate or integrate its existing, newly-opened or newly-acquired stores profitably. If the Company fails to do so, the Company's business, results of operations and financial condition may be materially and adversely affected. In addition, the Company's ability to execute its growth strategy is partially dependent upon the demographic trends and market conditions in the natural foods industry and any change in those trends and conditions could adversely affect the Company's future growth rate.

Fluctuations in Financial Results

The Company's results of operations may fluctuate significantly from period-to-period as the result of a variety of factors, including: (i) the number, timing, mix and cost of store openings, acquisitions or closings; (ii) the ratio of stores opened to stores acquired; (iii) the opening of stores by the Company or its competitors in markets where the Company has existing stores; (iv) comparable store sales results; and (v) the ratio of urban format to supermarket format stores. The Company incurs significant pre-opening expenses, and new stores typically experience an initial period of operating losses. As a result, the opening of a significant number of stores in a single period will have an adverse effect on the Company's results of operations. Additionally, the opening of competing stores may have a similar adverse effect on results of operations. Due to the foregoing factors, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future financial performance.

Competition

As Wild Oats enters new geographic markets, its success will depend in part on its ability to gain market share from established competitors. In addition, traditional and specialty grocery stores may expand more aggressively in marketing a broader range of natural foods and related products and thereby compete directly with the Company for products, customers and locations. The Company expects competition from both new and existing competitors to increase in its markets, and there can be no assurance that the Company will be able to compete effectively in the future. The Company believes its primary competitor in the natural foods grocery store market is Whole Foods Market, Inc. ("Whole Foods"), a publicly-traded company based in Texas. Whole Foods opened a 39,000-square-foot store in Boulder, Colorado, the location of the Company's headquarters and three of its stores, in late February 1998. The impact on sales at the Company's Boulder stores has been similar to the impact of the Company's opening of a store in a market where the Company has an existing presence. While the impact on sales at the Company's Boulder stores has been within the level expected by management, at this time the Company cannot evaluate what long-term impact increased competition from Whole Foods will have on its overall sales. The Company's Boulder, Colorado stores account for less than 10% of the Company's overall sales revenues. Whole Foods' management also has announced that it intends to seek additional store sites in other cities in which the Company has stores. If Whole Foods is successful in opening stores in locations in which the Company has or intends to open stores, the Company's sales and operating results at such stores may be materially adversely affected.

Government Regulation

The Company is subject to numerous federal, state and local laws, regulations and ordinances regulating health and sanitation standards, food labeling and handling, equal employment, minimum wages and licensing for the sale of food and alcoholic beverages. Difficulties or failures in complying with these regulations could adversely affect the operations of an existing store or delay the opening of a new store.

In December 1997, the United States Department of Agriculture ("USDA") published, pursuant to the Organic Food Production Act of 1990, its proposed National Organic Program rules, under which the USDA proposes to regulate the production, handling, labeling and sale of products bearing the "organic" label. The Company believes that the rules as published substantially weaken the current standards for organic food production and labeling, and may undermine consumer confidence in the quality of certain of the foods sold in its stores. The rules also may add additional expense to the Company's cost of private label and in-store prepared foods sold by the Company. The Company plans a detailed response to the USDA on the proposed rules prior to the expiration of the comment period, and has commenced a campaign to educate consumers and solicit consumer response. If the rules are adopted as currently proposed, such rules could have an adverse effect on the Company's business, results of operations and financial condition.

Background
Store Openings, Relocations, Closings and Acquisitions

In 1997, the Company opened four new stores in Sacramento and Laguna Beach, California, Buffalo Grove, Illinois, and Denver, Colorado. The Company also completed the acquisition of nine existing natural foods grocery stores: two in Boca Raton and West Palm Beach, Florida, two in Eugene, Oregon, two in Memphis, Tennessee, and three in Phoenix and Scottsdale, Arizona. Additionally, during the fourth quarter of 1997, the Company closed one store in San Francisco, California and relocated one store in Scottsdale, Arizona. In December 1997, the Company sold one store in Vail, Colorado for approximately $326,000. The Company's results of operations have been and will continue to be affected by, among other things, the number, timing and mix of store openings, acquisitions or closings, the relative proportion of new stores to mature stores, the opening of stores by the Company or its competitors in markets where the Company has existing stores, the Company's ability to execute its operating strategy effectively, changes in consumer preferences for natural foods and general economic conditions. New stores build their sales volumes and refine their merchandise selection gradually and, as a result, generally have lower gross margins and higher operating expenses as a percentage of sales than more mature stores. The Company anticipates that the new stores opened in 1997 will experience operating losses for the first six to 12 months of operation, in accordance with historic trends. Further, acquired stores, while generally profitable as of the acquisition date, generate lower gross margins and store contribution margins than the Company average, due to their substan-

                            WILD OATS MARKETS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

tially lower volume purchase discounts. Over time, typically six months, as the Company sells through the acquired inventories and implements its volume purchase discounts, the Company expects that the gross margin and store contribution margin of the acquired stores will approach the Company average. The Company anticipates that the addition of a high concentration of acquired stores, such as in the first six months of 1997, or new store openings in existing markets will have a temporary negative impact on the Company's consolidated gross margin and store contribution margin. The Company will continue to evaluate the profitability of all its stores on an ongoing basis and may, from time to time, make decisions regarding closures, relocations or remodels in accordance with such evaluations.

Store Format and Clustering Strategy     The Company operates two store formats:
supermarket and urban. The supermarket format is generally 15,000 to 35,000 square feet, and typically generates higher sales and store contribution than the 5,000 to 15,000 square foot urban format stores. The Company's results of operations have been and will continue to be affected by the mix of supermarket and urban format stores opened or acquired and whether stores are being opened in markets where the Company has an existing presence. The Company expects to focus primarily on opening or acquiring supermarket format stores in the future but will consider additional urban stores when appropriate opportunities exist. In addition, the Company pursues a strategy of clustering stores in each of its markets to increase overall sales, achieve operating efficiencies and further penetrate markets. The Company believes this strategy has resulted in increased overall sales in each of its markets. In the past, when the Company has opened a store in a market where it had an existing presence, the Company has experienced a decline in the sales and operating results at certain of its existing stores in that market. However, over time, the Company believes the affected stores generally will achieve store contribution margins comparable to prior levels on the lower base of sales. The Company intends to continue to pursue its store clustering strategy and expects the sales and operating results trends for other stores in an expanded market to continue to experience temporary declines related to the clustering of stores.

Comparable Store Sales Results     Sales of a store are deemed to be comparable
commencing in the thirteenth full month of operations for both new and acquired stores. A variety of factors affect the Company's comparable store sales results, including, among others, the relative proportion of new stores to mature stores, the opening of stores by the Company or its competitors in markets where the Company has existing stores, the timing of promotional events, the Company's ability to execute its operating strategy effectively, changes in consumer preferences for natural foods and general economic conditions. Past increases in comparable store sales may not be indicative of future performance.

Pre-Opening Expenses     Pre-opening expenses include labor, rent, utilities,
supplies and certain other costs incurred prior to a store's opening. The costs are deferred during the pre-opening period and are expensed in full when the store opens. Pre-opening expenses have averaged approximately $250,000 per store over the past 18 months, although the amount per store may vary depending on the store format and whether the store is the first to be opened in a market, or is part of a cluster of stores in that market.



Results of Operations
The following table sets forth for the periods indicated, certain selected income statement data expressed as percentages of sales:

Fiscal Year Ended                     1997    1996    1995
Sales                                100.0%  100.0%  100.0%
Cost of goods sold
   and occupancy costs                69.2    68.0    68.2
                                     -----   -----   -----
Gross profit                          30.8    32.0    31.8
Direct store expenses                 23.0    25.1    25.4
                                     -----   -----   -----
Store contribution                     7.8     6.9     6.4
Selling, general and
   administrative expenses             3.6     4.7     4.4
Pre-opening expenses                   0.4     0.9     1.1
Non-recurring expenses                         3.7
                                     -----   -----   -----
Income (loss) from operations          3.8    (2.4)    0.9
Interest expense, net                          0.4     0.4
                                     -----   -----   -----
Income (loss) before income taxes      3.8    (2.8)    0.5
Income tax expense (benefit)           1.6    (0.5)
                                     -----   -----   -----
Net income (loss)                      2.2%   (2.3)%   0.5%
                                     =====   =====   =====

Fiscal 1997 Compared to Fiscal 1996

Sales     Sales for the fiscal year ended December 27, 1997, increased 61.6% to
$311.1 million from $192.5 million in 1996. The increase was primarily due to the acquisition of nine stores, the opening of four new stores, and the relocation of one store, as well as the inclusion of a full year of sales for the seven new stores opened and 13 stores acquired in 1996. Comparable store sales increased 5% for 1997, as compared to 2% for 1996 and contributed $42.0 million to the increase in sales. Comparable store sales for the Company's Colorado and Canadian stores were negatively affected in the second quarter of 1997 resulting from strikes at the Company's major conventional competitors in those markets in the second quarter of 1996, which resulted in increased sales in that quarter at the Company's stores in those markets.

Gross Profit     Gross profit for the fiscal year ended December 27, 1997,
increased 55.9% to $95.9 million from $61.5 million in 1996. The increase in gross profit on a dollar basis is primarily attributable to the acquisition of nine stores and the opening of four new stores. As a percentage of sales, gross profit decreased to 30.8% from 32.0% in the same period in 1996 due to aggressive pricing programs on advertised items instituted in 1997 and a related increase in the number of lower-margin items offered for sale in the Company's stores, and the effect of acquiring nine stores in the first six months of 1997.

Direct Store Expenses     Direct store expenses for the fiscal year ended
December 27, 1997, increased 48.0% to $71.5 million from $48.3 million in 1996. The increase in direct store expenses is attributable to the increase in the number of stores operated by the Company. As a percentage of sales, direct store expenses decreased to 23.0% from 25.1% in the same period in 1996 due to the matured performance of the new stores opened in 1996.

Selling, General and Administrative Expenses     Selling, general and
administrative expenses for the fiscal year ended December 27, 1997, increased 28.0% to $11.5 million from $9.0 million in 1996. The increase is primarily attributable to the acquisition of nine stores and the opening of four new stores during 1997. As a percentage of sales, selling, general and administrative expenses decreased to 3.6% from 4.7% in 1996 as a result of completing the consolidation of the overhead structure of Alfalfa's Inc. ("Alfalfa's") begun in July 1996 (when the Company acquired ten Alfalfa's natural foods retail stores, including three Capers stores in Vancouver, British Columbia).

                            WILD OATS MARKETS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Pre-Opening Expenses     Pre-opening expenses for the fiscal year ended December
27, 1997 decreased 37.7% to $1.1 million from $1.8 million in 1996. The decrease in pre-opening expenses is attributable to the decrease in the number of new stores opened (i.e., four in 1997, as compared to seven in 1996).

Net Interest Expense (Income), Net     Net interest income for the fiscal year
ended December 27, 1997, was $113,000, as compared to net interest expense of $904,000 in 1996. Net interest income during 1997 is attributable to the investment of the proceeds from the Company's public stock offerings in October 1996 and December 1997 and to lower levels of indebtedness incurred to fund store openings and acquisitions.

Fiscal 1996 Compared to Fiscal 1995

Sales     Sales for the fiscal year ended December 28, 1996, increased 95.4% to
$192.5 million from $98.5 million in 1995. The increase was primarily due to the acquisition of the Alfalfa's stores, the acquisition of three stores in Salt Lake City, Utah, the opening of seven new stores, and the reporting of a full year of operations for the five new stores opened in 1995. Comparable store sales increased 2% for 1996, as compared to 7% for 1995 and contributed $1.6 million to the increase in sales. Comparable store sales results for the fiscal year ended December 28, 1996, were negatively affected primarily by planned cannibalization (i.e., the loss of sales at an existing store when the Company opens a new store nearby) resulting from the implementation of the Company's store-clustering strategy.

Gross Profit     Gross profit for the fiscal year ended December 28, 1996,
increased 96.3% to $61.5 million from $31.3 million in 1995. The increase in gross profit on a dollar basis is primarily attributable to the acquisition of the Alfalfa's stores and the opening of seven new stores. There was no material change in gross profit as a percentage of sales during the fiscal year.

Direct Store Expenses     Direct store expenses for the fiscal year ended
December 28, 1996, increased 92.7% to $48.3 million from $25.1 million in 1995. The increase in direct store expenses is attributable to the increase in the number of stores operated by the Company. As a percentage of sales, direct store expenses decreased to 25.1% from 25.4% in the same period in 1995 due to the matured performance of the new stores opened in 1995.

Selling, General and Administrative Expenses     Selling, general and
administrative expenses for the fiscal year ended December 28, 1996, increased 101.1% to $9.0 million from $4.5 million in 1995. The increase is primarily attributable to the acquisition of the Alfalfa's stores and the opening of seven new stores during 1996. As a percentage of sales, selling, general and administrative expenses increased to 4.7% from 4.4% in 1995 as a result of combining and then beginning the consolidation of the overhead structure of Alfalfa's.

Pre-Opening Expenses Pre-opening expenses for the fiscal year ended December 28, 1996, increased 70.0% to $1.8 million from $1.0 million in 1995. The increase in pre-opening expenses is attributable to an increase in the number of new stores opened (i.e., seven in 1996, as compared to five in 1995), as well as to increased costs for travel for pre-opening arrangements and staff training for those stores opened in new or less-developed geographic regions.

Net Interest Expense (Income), Net     Net interest expense for the fiscal year
ended December 28, 1996, increased 149.0% to $904,000 from $363,000 in 1995. The increase is attributable to the higher levels of indebtedness incurred to fund store openings and acquisitions.

Non-Recurring Expenses     During 1996, the Company performed a thorough
analysis of its operations subsequent to the acquisition of Alfalfa's and made certain decisions relating to its operations which resulted in a $7.0 million non-recurring charge being recorded, of which $5.7 million were non-cash write-offs. The charge is attributable to (i) closing the Wild Oats store in Lawrence, Kansas, resulting in approximately $800,000 in lease-cancellation costs and asset write-offs, as well as closing a regional bakery and kitchen, resulting in approximately $200,000 in asset write-offs and lease adjustment costs; (ii) moving out of the Company's existing corporate headquarters and relocating to the former Alfalfa's corporate headquarters, resulting in approximately $700,000 in lease-cancellation costs, relocation costs and asset write-offs; and (iii) consolidating certain information systems, resulting in approximately $300,000 in asset write-offs. In addition, after operating the combined companies, management closed the Alfalfa's Seattle, Washington store, resulting in approximately $4.5 million of severance costs, lease-cancellation costs and asset write-offs, and a restaurant in a Capers store, resulting in approximately $500,000 of severance costs, lease-cancellation costs and asset write-offs. At the time of the Alfalfa's acquisition, the Company had planned to retain the Seattle store and Vancouver restaurant operation.

Liquidity and Capital Resources

The Company's primary sources of capital have been cash flow from operations, trade payables, bank indebtedness, and the sale of equity securities. Primary uses of cash have been the financing of new store development, the purchase of real property, new store openings and acquisitions.

Net cash provided by operating activities was $19.7 million during 1997 and $9.5 million during 1996. Cash provided by operating activities increased during this period primarily as a result of an increase in net income before depreciation expense. Net cash provided by operating activities was $9.5 million during 1996 and $4.6 million during 1995. Net income decreased during 1996 as compared to 1995, but cash provided by operating activities increased during this period primarily as a result of non-cash asset write-offs, an increase in depreciation and amortization expense related to assets acquired during 1996, an increase in accrued liabilities related to the non-recurring expenses during the period and an increase in trade payables related to new store openings for which the Company typically receives extended payment terms from vendors. The Company has not required significant external financing to support inventory requirements at its existing and new stores because it has been able to rely on vendor financing for most of the inventory costs, and anticipates that vendor financing will continue to be available for new store openings.

Net cash used by investing activities was $37.6 million during 1997 as compared to $27.3 million during 1996. The increase is due to the acquisition of nine stores and the opening of four new stores during 1997, as well as the construction costs incurred for six new stores in development which are expected to open during the first six months of 1998. Net cash used by investing activities was $27.3 million during 1996 as compared to $17.0 million during 1995 due to the Alfalfa's acquisition, other minor acquisitions and the opening of seven new stores during 1996.

Net cash provided by financing activities was $48.2 million during 1997 and
$33.1 million during 1996.   The increase is due to increased proceeds from
stock option exercises during 1997 and to net proceeds of $46.5 million from the sale of 2.1 million shares of the Company's common stock pursuant to a public stock offering in December 1997. Net cash provided by financing activities was $33.1 million during 1996 and $7.2 million during 1995. The increase is due to net proceeds of $31.4 million from the sale of 2.1 million shares of the Company's common stock during its initial public offering in October 1996 and net proceeds of $16.5 million from the July 1996 sale of Series E convertible preferred

                            WILD OATS MARKETS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

stock, the proceeds of which were used to fund a portion of the purchase price of Alfalfa's.

In April 1997, the Company increased its revolving line of credit to $40.0 million from $20.0 million. The facility has a seven-year term and bears interest, at the Company's option, at the prime rate or LIBOR plus 1.25%. The revolving line agreement includes certain financial and other covenants, as well as restrictions on payments of dividends. As of December 27, 1997, there were no borrowings outstanding under this facility.

The Company spent approximately $38.2 million (inclusive of acquisitions) during 1997, and anticipates that it will spend approximately $25 million (exclusive of acquisitions) during 1998 for new store construction, purchases of real property, development, remodels and maintenance capital expenditures. The Company's average capital expenditures to open a leased store, including leasehold improvements, equipment and fixtures, have ranged from approximately $1.0 million to $2.0 million over the past 24 months, excluding inventory costs and initial operating losses. The Company expects to increase the average size of its new stores and increase the number of its new store openings over time, and is using a greater proportion of new and custom equipment in its stores. Therefore, the Company anticipates that its average capital expenditures per store will increase over time by approximately $500,000.

In 1997 and in the fourth quarter of 1996, the Company purchased, or entered into contracts to purchase, real property or ground leases on which the Company plans to construct new stores or relocate certain existing stores. The Company also purchased real property underlying a previously leased store. The Company constructed one new store that opened in early March 1998, and plans to construct two additional new stores in 1998. Construction of stores requires substantially greater cash outlays than the remodeling of existing buildings (i.e., $3.5 to $6.0 million, as compared to $1.0 to 2.0 million). The Company anticipates that after construction of the stores on the acquired properties is completed, it will sell the land and buildings in one or more sale-and-leaseback transactions under which the Company will lease the stores from the purchaser of the property. If the Company is not successful in locating and negotiating acceptable transactions with one or more parties for the sale and leaseback of the properties currently owned by the Company, this may result in unplanned, long-term uses of the Company's cash that otherwise would be available to fund operations. Additionally, unexpected permitting and construction delays could result in greater or longer term cash outlays.

The cost of initial inventory for a new store has historically been approximately $500,000; however, the Company relies on vendor financing for most of this cost. Pre-opening costs are approximately $250,000 per store and are expensed when the new store opens. The amounts and timing of such pre-opening costs will depend upon the availability of new store sites and other factors, including the location of the store and whether it is in a new or existing market for the Company, the size of the store, and the required build-out at the site. Costs to acquire future stores, if any, are impossible to predict and could vary materially from the cost to open new stores or the purchase prices of previous acquisitions. The Company believes that the net proceeds of its public stock offering in December 1997, together with cash generated from operations and funds available under the revolving line will be sufficient to satisfy its cash requirements, exclusive of acquisitions, through fiscal 1998.

Year 2000 Issues

As the year 2000 approaches, the Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software or hardware failures. The Company has determined that all of its major software and hardware systems at its corporate headquarters are year 2000 compliant. The Company is in the process of installing point-of-sale hardware in its stores that are year 2000 compliant. The Company also is in the process of verifying whether its major suppliers, service providers, and financial institutions are year 2000 compliant. The Company will continue to make certain investments in its software and hardware systems and applications to ensure that they are year 2000 compliant. The financial impact to the Company is not anticipated to be material in any single year.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 130, Reporting Comprehensive Income. FAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt FAS No. 130 in 1998 and does not expect such adoption to have a material impact on the Company's results of operations.

In June 1997, the FASB issued FAS No. 131, Disclosure about Segments of an Enterprise and Related Information. FAS No. 131 revises the current requirements for reporting business segments by redefining such segments according to management's disaggregation of the business for purposes of making operating decisions and allocating internal resources. FAS No. 131 is effective for fiscal years beginning after December 15, 1997, and the Company will adopt FAS No. 131 in 1998. Currently, the Company is evaluating the changes, if any, that adoption of this standard will have on its reporting.

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, that involve known and unknown risks. Such forward-looking statements include statements as to the Company's plans to acquire or open additional stores, the anticipated performance of new or acquired stores, the impact of competition and other statements containing the words "believes," "anticipates," "estimates," "expects," "may," "intends" and words of similar import or statements of management's opinion. These forward-looking statements and assumptions involve known and unknown risks, uncertainties and other factors that may cause the actual results, market performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, but are not limited to, changes in economic or business conditions in general or affecting the natural foods industry in particular, changes in product supply, changes in the competitive environment in which the Company operates, competition for and the availability of sites for new stores and potential acquisition candidates, changes in the Company's management information needs, changes in customer needs and expectations and governmental actions. The Company undertakes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this Annual Report.

                            WILD OATS MARKETS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
in thousands, except per-share amounts

YEAR ENDED                                        DECEMBER 27,   DECEMBER 28,   DECEMBER 30,
                                                          1997           1996           1995

Sales                                                  $311,077       $192,493        $98,517
Cost of goods sold and occupancy costs                  215,156        130,957         67,164
                                                       --------       --------        -------
Gross profit                                             95,921         61,536         31,353
Operating expenses
   Direct store expenses                                 71,516         48,317         25,072
   Selling, general and administrative expenses          11,488          8,977          4,465
   Pre-opening expenses                                   1,099          1,763          1,037
   Non-recurring expenses                                                7,035
                                                       --------       --------        -------
        Income (loss) from operations                    11,818         (4,556)           779
Interest expense (income), net                             (113)           904            363
                                                       --------       --------        -------
        Income (loss) before income taxes                11,931         (5,460)           416
        Income tax expense (benefit)                      4,895           (977)            40
                                                       --------       --------        -------
Net income (loss)                                         7,036         (4,483)           376

Accretion of redeemable preferred stock                                  2,396          1,937
                                                       --------       --------        -------
Net income (loss) allocable to common stock            $  7,036       $ (6,879)       $(1,561)
                                                       ========       ========        =======
Basic net income (loss) per common share                  $0.67         $(1.35)        $(0.45)
                                                       ========       ========        =======
Weighted average number of common
   shares outstanding                                    10,568          5,078          3,483
                                                       ========       ========        =======
Diluted net income (loss) per common share                $0.64         $(1.35)        $(0.45)
                                                       ========       ========        =======
Weighted average number of common
   shares outstanding                                    10,957          5,078          3,483
                                                       ========       ========        =======

The accompanying notes are an integral part of these consolidated financial statements.

                            WILD OATS MARKETS, INC.

CONSOLIDATED BALANCE SHEET
(in thousands, except share amounts)

YEAR ENDED                                                                                   DECEMBER 27,               DECEMBER 28,
                                                                                                     1997                      1996
ASSETS
Current assets:
  Cash and cash equivalents                                                                      $ 46,686                  $ 16,404
  Inventories, net                                                                                 21,539                    15,464
  Accounts receivable (net
   of allowance
    for doubtful accounts
     of $214 and $299)                                                                                674                       558
  Income tax receivable                                                                               317                       800
  Prepaid expenses and
   other current assets                                                                               735                       319
  Deferred income taxes                                                                             1,447                     2,056
                                                                                                ---------                 ---------
     Total current assets                                                                          71,398                    35,601
Property and equipment, net                                                                        56,285                    35,736
Intangible assets, net                                                                             44,389                    35,150
Deposits and other assets                                                                             841                       416
Deferred income taxes                                                                                 154                       154
                                                                                                ---------                 ---------
                                                                                                 $173,067                  $107,057
                                                                                                =========                 =========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                               $ 22,487                  $ 16,845
  Accrued liabilities                                                                              11,840                     8,664
  Notes payable                                                                                                                  50
  Current portion of
   long-term obligations                                                                                8                       110
                                                                                                ---------                 ---------
     Total current
      liabilities                                                                                  34,335                    25,669
Long-term debt                                                                                        467                       971
Deferred income taxes                                                                               2,341                     1,157
Other long-term obligations                                                                           801                     1,477
                                                                                                ---------                 ---------
                                                                                                   37,944                    29,274
                                                                                                ---------                 ---------
Commitments and
 contingencies (Notes 10
 and 11)
Stockholders' equity:
  Common stock; $.001 par
   value; 20,000,000
  shares authorized; 12,745,971 and 10,313,271 issued
   and outstanding                                                                                     13                        10
  Additional paid-in
   capital                                                                                        136,815                    86,468
  Accumulated deficit                                                                              (1,574)                   (8,610)
  Foreign currency
   translation adjustment                                                                            (131)                      (85)

                                                                                                ---------                 ---------
     Total stockholders'
      equity                                                                                      135,123                    77,783
                                                                                                ---------                 ---------
                                                                                                 $173,067                  $107,057
                                                                                                =========                 =========

The accompanying notes are an integral part of these consolidated financial statements.

                           WILD OATS MARKETS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

in thousands, except share and per-share amounts

                                                                                Additional                   Foreign   Stockholders'
                                     Common Stock              Treasury Stock     Paid-in    Accumulated     Currency      Equity
                             Shares                Amount    Shares      Amount   Capital      Deficit      Translation   (Deficit)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31,
 1994                           4,084,101             $ 4    601,527   $ (5,342)  $  2,863       $   (170)                 $ (2,645)
Common stock options
 exercised
  ($4.70 to $11.40 per
   share)                             860                                                4                                        4
Repurchase of common stock                                       860         (7)                                                 (7)
Accretion of redeemable
 preferred stock                                                                                   (1,937)                   (1,937)
Net income                                                                                            376                       376
                             ------------        --------  ---------    -------    -------     ----------      ---------   --------
Balance at December 30,
 1995                           4,084,961               4    602,387     (5,349)     2,867         (1,731)                   (4,209)
Issuance of common stock
 ($11.13 per share)             1,175,132               1                           13,086                                   13,087
Initial public offering of
 common stock
  ($16.67 per share), net
   of issuance costs            2,100,000               2                           31,400                                   31,402
Accretion of redeemable
 preferred stock                                                                                   (2,396)                   (2,396)
Conversion of redeemable
 convertible preferred
  stock into shares of
   common stock                 3,484,213               3                           43,099                                   43,102
Issuance of stock options                                                            1,109                                    1,109
Common stock options
 exercised
  ($4.70 to $11.40 per
   share)                          76,380                                              298                                      298
Repurchase of common stock                                     5,028        (42)                                                (42)
Retirement of treasury
 stock                           (607,415)                  (607,415)     5,391     (5,391)
Net loss                                                                                           (4,483)                   (4,483)
Foreign currency
 translation adjustment                                                                                           $ (85)        (85)

                             ------------        --------  ---------    -------    -------     ----------      ---------   --------
Balance at December 28,
 1996                          10,313,271              10                           86,468         (8,610)          (85)     77,783
Issuance of common stock
  ($10.67 to $14.17 per
   share)                         101,564                                            1,117                                    1,117
Public offering of common
 stock
  ($22.48 per share), net
   of issuance costs            2,083,542               2                           46,536                                   46,538
Common stock options and
 warrants
  exercised ($2.65 to
   $12.67 per share)              247,594               1                            2,694                                    2,695
Net income                                                                                          7,036                     7,036
Foreign currency
 translation adjustment                                                                                             (46)        (46)

                             ------------        --------  ---------    -------    -------     ----------      ---------   --------
Balance at December 27,
 1997                          12,745,971             $13          -   $      -   $136,815       $ (1,574)        $(131)   $135,123
                             ============        ========  =========    =======    =======     ==========      =========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                           WILD OATS MARKETS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
in thousands

YEAR ENDED                                                           DECEMBER 27,               DECEMBER 28,            DECEMBER 30,
                                                                             1997                       1996                    1995

CASH FLOWS FROM OPERATING
 ACTIVITIES
Net income (loss)                                                      $  7,036                  $ (4,483)                 $    376
Adjustments to reconcile
 net income (loss) to
  net cash provided by
   operating activities:
  Write-off of assets in
   non-recurring expenses                                                                           5,746
  Depreciation and
   amortization                                                           8,947                     7,019                     2,078
  Loss (gain) on disposal
   of property and
   equipment and
   settlement of
    property-related
    obligation                                                           (1,060)                      110                       241
  Deferred tax provision
   (benefit)                                                              1,737                      (863)                      834
  Deferred severance                                                        476
Change in assets and
 liabilities:
  Inventories                                                            (2,818)                   (4,239)                   (3,363)
  Receivables and other
   assets                                                                  (376)                   (1,529)                   (1,385)
  Accounts payable                                                        4,762                     3,001                     5,098
  Accrued liabilities                                                     1,015                     4,737                       747
                                                                     -------------              ---------------          -----------
    Net cash provided by
     operating activities                                                19,719                     9,499                     4,626
                                                                     -------------              ---------------          -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES
Capital expenditures                                                    (24,151)                  (13,174)                  (14,213)
Payment for purchase of
 acquired
  entities, net of cash
   acquired                                                             (14,003)                  (14,109)                   (2,829)
Proceeds from sale of
 property and equipment                                                     566
                                                                     -------------              ---------------          -----------
    Net cash used by
     investing activities                                               (37,588)                  (27,283)                  (17,042)
                                                                     -------------              ---------------          -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES
Net proceeds (payments) on
 line of credit                                                                                   (12,486)                   13,236
Payments on long-term debt                                               (1,448)                   (2,029)                   (5,938)
Principal payments under
 capitalized leases                                                         (60)                      (88)                     (142)
Proceeds from issuance of redeemable
 preferred stock, net                                                                              16,068
Proceeds from issuance of
 common stock, net                                                       49,705                    31,700                         4
Purchase of treasury stock                                                                            (42)                       (7)
                                                                     -------------              ---------------          -----------
    Net cash provided by
     financing activities                                                48,197                    33,123                     7,153
                                                                     -------------              ---------------          -----------
Effect of exchange rate on
 cash                                                                       (46)                      (85)
                                                                     -------------              ---------------          -----------
Net increase (decrease) in cash and cash
 equivalents                                                             30,282                    15,254                    (5,263)

Cash and cash equivalents
 at beginning of year                                                    16,404                     1,150                     6,413
                                                                     -------------              ---------------          -----------
Cash and cash equivalents
 at end of year                                                        $ 46,686                  $ 16,404                  $  1,150
                                                                     =============              ===============          ==========
Supplemental disclosure of
cash flow information:
  Cash paid for interest                                               $    182                  $  1,099                  $    380
                                                                     =============              ===============          ==========
  Cash paid for income
   taxes                                                               $  1,456                  $    809                  $    668
                                                                     =============              ===============          ==========

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:

Preferred stock, common stock and options issued and total debt and liabilities incurred and assumed in acquisitions for 1997 and 1996 aggregated $3.4 million and $34.3 million, respectively. Conversion of preferred stock into common stock and the accretion of preferred stock in 1996 and 1995 aggregated $43.1 million, $2.4 million, and $1.9 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

                            WILD OATS MARKETS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies
Organization

Wild Oats Markets, Inc. ("Wild Oats" or the "Company"), headquartered in Boulder, Colorado, owns and operates natural foods supermarkets in the United States and Canada. The Company also operates bakeries, commissary kitchens, and warehouses that supply the retail stores. The Company's operations are concentrated in one market segment--grocery stores--and are geographically concentrated in the western and central United States. Management considers a downturn in this market segment and geographic location to be unlikely.

Principles of Consolidation

The Company's consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Alfalfa's Canada, Inc. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

The Company reports its financial results on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. Each fiscal quarter consists of a 13-week period, with one 14-week period in a 53-week year. All fiscal years presented were 52-week periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Such cash equivalents aggregated $40.2 million and $12.3 million at December 27, 1997 and December 28, 1996, respectively.

Inventories

Inventories consisting of products held for sale are stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets (three to seven years). Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or the lease term. Maintenance and repairs are expensed as incurred and improvements are capitalized.

Intangible Assets

Intangible assets consist primarily of goodwill, which is amortized using the straight-line method over 40 years, and are shown net of accumulated amortization of $2.8 million and $1.6 million at December 27, 1997 and December 28, 1996, respectively. The carrying value of goodwill is assessed for recoverability by management based on an analysis of undiscounted expected future cash flows from the related acquired entities. The Company believes that there has been no impairment thereof as of December 27, 1997.

Pre-Opening Expenses

Pre-opening expenses are included in other assets and consist primarily of labor costs, rent, utilities, supplies, and other expenses incurred in connection with the opening of a new store. Pre-opening expenses are deferred until the store's opening date, at which time such costs are expensed in full.

Advertising

Advertising is expensed as incurred. Advertising expense was $4.0 million, $2.7 million, and $1.3 million for 1997, 1996 and 1995, respectively.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term trade receivables and payables and long-term debt, approximate their fair values.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Translation into U.S. dollars is performed for balance-sheet accounts at year-end rates for monetary items and historical rates for non-monetary items. Income and expense accounts are translated at average exchange rates. Adjustments resulting from the translation are reflected as a separate component of stockholders' equity.

Earnings Per Share

Earnings per share are calculated in accordance with the provisions of Statement of Financial Accounting Standards ("FAS") No. 128, Earnings Per Share, effective for 1997. FAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding and all dilutive potential common shares outstanding, except where the effect of their inclusion would be antidilutive (i.e., in a loss period). All prior years' earnings (loss) per share data herein have been recalculated to reflect the provisions of FAS No.
128. A reconciliation of the basic and diluted per-share computations is as follows (in thousands, except per-share data):

Year Ended                        Dec. 27,  Dec. 28,   Dec. 30,
                                      1997      1996       1995
Basic earnings (loss) per
common share computation:
Net income (loss) allocable to
common stock                         $ 7,036   $(6,879)   $(1,561)
Average common shares issued          10,568     5,078      3,483
Earnings (loss) per common share     $  0.67   $ (1.35)   $ (0.45)
                                     =======   ========   ========
Diluted earnings (loss) per
common share computation:
Net income (loss) allocable to
common stock                         $ 7,036   $(6,879)   $(1,561)
Average common shares issued          10,568     5,078      3,483
Incremental shares from
assumed conversions:
   Stock options                         389
                                     -------   --------   --------
Total dilutive average
common shares issued                  10,957     5,078      3,483
                                     -------   --------   --------
Diluted earnings (loss)
per common share                     $  0.64   $ (1.35)   $  0.45
                                     =======   ========   ========

Due to the Company's net loss allocable to common stock in 1996 and 1995, diluted loss per share is the same as basic. In 1996, dilutive securities not included in the calculation consisted of stock options and warrants convertible into 1,028,178 shares of common stock. Weighted average shares outstanding related thereto would have been 5,333,000. In 1995, dilutive securities not included in the calculation consisted of stock options and warrants convertible into 552,199 shares of common stock and Series A and C redeemable convertible preferred stock shares which were in turn convertible into 1,557,686 shares of common stock. Weighted average shares outstanding related thereto would have been 5,215,000.

                            WILD OATS MARKETS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board ("FASB") issued FAS No. 130, Reporting Comprehensive Income. FAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. FAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt FAS No. 130 in 1998 and does not expect such adoption to have a material impact on the Company's results of operations.

In June 1997, the FASB issued FAS No. 131, Disclosure about Segments of an Enterprise and Related Information. FAS No. 131 revises the current requirements for reporting business segments by redefining such segments according to management's disaggregation of the business for purposes of making operating decisions and allocating internal resources. FAS No. 131 is effective for fiscal years beginning after December 15, 1997, and the Company will adopt FAS No. 131 in 1998. Currently, the Company is evaluating the changes, if any, that adoption of this standard will have on its reporting.

2. Business Combinations
1997
In February, March and June 1997, in four separate transactions, the Company acquired the assets and assumed certain liabilities of nine operating natural foods supermarkets: two in south Florida, two in Eugene, Oregon, two in Memphis, Tennessee, and three in Phoenix and Scottsdale, Arizona. The purchase price for these acquisitions aggregated $15.0 million and consisted of $14.0 million in cash and 91,793 shares of the Company's common stock valued at approximately $979,000. The acquisitions were accounted for using the purchase method, and the excess of cost over the fair value of the assets acquired of $10.3 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years.

The fair values of the acquired assets and liabilities of these acquisitions are as follows (in thousands):

Current assets ($27 of cash)    $ 3,304
Equipment                         3,782
Other assets                         23
Liabilities                      (2,460)
Goodwill                         10,338
                                -------
                                $14,987
                                =======

1996
In July 1996, the Company acquired all of the outstanding common and preferred stock of Alfalfa's for $39.1 million, consisting of $16.2 million of cash, issuance of 1,175,132 shares of common stock and options to acquire 186,152 shares of common stock valued at $14.2 million, issuance of 612,504 shares of redeemable convertible Series D preferred stock valued at $7.7 million and $1.0 million of acquisition-related costs. The acquisition was accounted for using the purchase method, and the excess of cost over the fair value of the assets acquired of $27.8 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years.

In May 1996, the Company acquired substantially all of the combined assets of three related natural foods retail stores in Salt Lake City, Utah, in exchange for total consideration of $2.2 million consisting of $500,000 in cash and $1.7 million in promissory notes. The acquisition was accounted for using the purchase method, and the excess of cost over the fair value of the assets acquired of $2.1 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years.

The fair values of the acquired assets and liabilities of these acquisitions are as follows (in thousands):

Current assets ($3,591 of cash)    $ 8,507
Equipment                           12,030
Other assets                           523
Liabilities                         (9,738)
Goodwill                            29,899
                                   -------
                                   $41,221
                                   =======

1995
In April 1995, the Company acquired the assets of two independent California limited partnerships, each operating a natural foods supermarket in northern California, in exchange for $2.8 million in cash. The acquisitions were accounted for using the purchase method, and the excess of cost over fair value of the assets acquired of $1.7 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The fair values of the acquired assets and liabilities are as follows (in thousands):

Current assets         $  564
Equipment                 607
Current liabilities       (24)
Goodwill                1,682
                       ------
                       $2,829
                       ======

The following unaudited pro forma combined results of operations of the Company and the acquired businesses discussed above have been prepared as if the transactions occurred as of the beginning of the respective periods (in thousands):

                         Year Ended  Dec. 27,  Dec. 28,   Dec. 30,
                                       1997      1996       1995
Sales                                $330,543  $242,318   $111,304
Net income (loss)                       7,554    (3,677)     1,852
Net income (loss) allocable to
   common stock                         7,554    (6,073)       (85)
Basic earnings (loss) per share      $   0.71  $  (1.20)  $  (0.02)
Diluted earnings (loss) per share    $   0.69  $  (1.20)  $  (0.02)

The unaudited pro forma results above are not necessarily representative of the actual results that would have occurred or may occur in the future, if the transactions had been in effect on the dates indicated. The pre-merger historical results of the acquired businesses discussed above are not reflected in the Company's historical financial statements. Earnings per share are calculated in accordance with FAS No. 128. See Note 1.

3. Property and Equipment
Property and equipment consist of the following (in thousands):

                                 Dec. 27,   Dec. 28,
                                   1997       1996
Machinery and equipment          $ 37,604    $28,415
Leasehold improvements             18,898     12,781
Land and building                     685         44
Construction in progress           14,983      2,624
                                ---------    -------
Less accumulated depreciation      72,170     43,864
and amortization                  (15,885)    (8,128)
                                ---------    -------
                                 $ 56,285    $35,736
                                =========    =======

The amounts shown above include $310,000 and $339,000 of machinery and equipment which are accounted for as capitalized leases and which have accumulated amortization of $258,000 and $280,000 at December 27, 1997 and December 28, 1996, respectively.

                            WILD OATS MARKETS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

4. Accrued Liabilities
Accrued liabilities consist of the following (in thousands):

                                                                        Dec. 27,   Dec. 28,
                                                                          1997       1996
Accrued wages and employee costs                                         $ 6,345     $4,660
Accrued sales and property taxes                                           1,931      1,640
Deferred charges and other accruals                                        3,564      2,364
                                                                         -------    -------
                                                                         $11,840     $8,664
                                                                         =======    =======
5. Notes Payable and Long-Term Debt
Long-term debt outstanding consists of the following (in thousands):
                                                                        Dec. 27,   Dec. 28,
                                                                            1997       1996
Notes payable to banks:
 Due December 31, 2003, bearing interest,
at the Company's option, at the prime
rate or LIBOR plus 1.25% (8.25% at
December 28, 1996), secured by inventory
and fixed assets                                                                     $  750
Notes payable to corporations and individuals:
 Due in monthly installments of $4,635
(including interest) through April 2017,
bearing interest at 10%, secured by
fixed assets, penalty for early repayment                                 $  475
 Due June 2005, bearing interest at
10%, unsecured, repaid in 1997                                                          271
Capitalized leases                                                                       60
                                                                         -------    -------
                                                                             475      1,081
Less current portion                                                          (8)      (110)
                                                                         -------    -------
                                                                          $  467     $  971
                                                                         =======    =======

In April 1997, the Company increased its revolving line of credit from $20.0 million to $40.0 million. The facility has a seven-year term and bears interest, at the Company's option, at the prime rate or LIBOR plus 1.25%. The line of credit agreement includes certain financial and other covenants, as well as restrictions on payments of dividends. As of December 27, 1997, there were no borrowings outstanding under this facility.

Scheduled maturities of long-term debt as of December 27, 1997 are as follows (in thousands):

1998                        $   56
1999                            56
2000                            56
2001                            56
2002                            56
Thereafter                     795
                            ------
                             1,075
Less interest                 (600
                            ------
                            $  475
                            ======
6. Income Taxes
Income tax expense (benefit) consists of the following (in thousands):

Year Ended                                  Dec. 27,  Dec. 28,   Dec. 30,
                                                1997      1996       1995
Current:  Federal                             $2,571     $(114)    $ (791)
  State                                          587                   (3)
                                              ------     ------    ------
                                               3,158      (114)      (794)
                                              ------     ------    ------
Deferred:  Federal                             1,728      (705)       825
  State                                            9      (158)         9
                                              ------     ------    ------
                                               1,737      (863)       834
                                              ------     ------    ------
                                              $4,895     $(977)    $   40
                                              ======     ======    ======

          Income taxes as reflected in the consolidated statement of operations differ from the amounts computed by applying the statutory federal corporate tax rate to income as follows:

Year Ended                                Dec. 27,    Dec. 28,   Dec. 30,
                                              1997        1996       1995
Statutory tax rate                           34.0%     (34.0%)      34.0%
State income taxes, net of federal
income tax benefit                            4.6       (3.8)        3.8
Tax effect of non-deductible goodwill         6.7       14.3         4.7
Disposal of assets                                                 (30.7)
Other, net                                   (4.3)       5.6        (2.2)
                                             -----     ------      ------
Effective tax rate                           41.0%     (17.9%)       9.6%
                                             =====     ======      ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                       Dec. 27,   Dec. 28,
                                         1997       1996
Deferred tax assets
   Inventory related                    $   326    $   386
   Accruals                               1,076      1,209
   Other                                    408        249
   Net operating loss carry forward                    904
                                        -------    -------
   Total deferred tax assets              1,810      2,748
                                        -------    -------
Deferred tax liabilities
   Property related                      (2,550)    (1,695)
                                        -------    -------
   Total deferred tax liabilities        (2,550)    (1,695)
                                        -------    -------
Net deferred tax asset (liability)      $  (740)   $ 1,053
                                        =======    =======

During 1997, the Company fully utilized U.S. net operating loss carryforwards of approximately $1.9 million. Additionally, during 1997, the Company utilized state net operating loss carryforwards of approximately $4.1 million and, as of December 27, 1997, had state net operating loss carryforwards of approximately $137,000.

7. Redeemable Convertible Preferred Stock

Upon the closing of the Company's initial public offering on October 22, 1996, the Company's Series A, B, C, D and E redeemable convertible preferred stock shares were converted into an aggregate of 3,484,213 shares of the Company's common stock.

8. Capital Stock

The Company declared a 3:2 stock split for all stockholders of record as of December 22, 1997, effective January 7, 1998. All shares and per-share prices presented herein have been retroactively restated to reflect the stock split.

In December 1997, the Company completed a public offering of its common stock. The proceeds from the sale of 2,083,542 shares of common stock at $22.48 per share were approximately $46.5 million, net of the underwriting discount of $2.5 million and stock offering costs of $300,000.

The Company completed an initial public offering of its common stock on October 22, 1996. The proceeds from the sale of 2,100,000 shares of common stock at $16.67 per share were approximately $31.4 million, net of the underwriting discount of $2.5 million and stock offering costs of $1.1 million.

9. Stock Plans, Options and Warrants
Employee Stock Purchase Plan

In August 1996, the Company's board of directors approved and adopted the Employee Stock Purchase Plan ("Purchase Plan") covering an aggregate of 191,538 shares of common stock. The Purchase Plan is

                            WILD OATS MARKETS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Internal Revenue Code. Under the Purchase Plan, the board of directors may authorize participation by eligible employees, including officers, in periodic offerings. The offering period for any offering will be no more than 27 months. The board authorized an offering commencing on the initial public offering date of October 22, 1996 and ending June 30, 1997, and sequential six-month offerings thereafter.

Employees are eligible to participate in the currently authorized offerings if they have been employed by the Company or an affiliate of the Company incorporated in the United States for at least six months preceding October 22, 1996. Employees can have up to 15% of their earnings withheld pursuant to the Purchase Plan (10% under the currently authorized offerings) and applied on specified purchase dates (currently the last day of each authorized offering) to the purchase of shares of common stock. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering or the relevant purchase date. As of December 27, 1997, there were approximately $126,000 of payroll deductions to be applied to purchase stock on December 31, 1997; as of December 28, 1996, there were approximately $49,000 of payroll deductions which purchased 9,771 shares of common stock on June 30, 1997.

Employee Stock Ownership Plan

In conjunction with the acquisition of Alfalfa's in July 1996, the Company assumed an employee stock ownership plan ("ESOP") for Alfalfa's employees who were participants at the time of the acquisition. Following the acquisition, the Company discontinued contributions to the ESOP. In January 1998, the Company received a favorable determination letter from the Internal Revenue Service, authorizing termination of the ESOP and distribution of the ESOP shares. The 75,078 shares of the Company's common stock held in trust as of December 27, 1997, were distributed to the ESOP participants, pursuant to the terms of the ESOP, in February 1998.

1996 Equity Incentive Plan

The Company's 1996 Equity Incentive Plan (the "Incentive Plan") was adopted by the board of directors in August 1996 as an amendment and restatement of the Company's 1993 Stock Option Plan (the "1993 Plan"). The board designated all shares formerly available for issuance under the 1993 Plan and the 1991 Option Plan (the "1991 Plan") of Alfalfa's following the July 1996 acquisition of Alfalfa's to be available for issuance under the Incentive Plan. The board also amended the 1993 Plan and the 1991 Plan to transfer to the Incentive Plan any shares of common stock that are subject to an option which expires or otherwise terminates prior to exercise. At plan adoption, 1,235,147 shares of common stock were reserved for issuance under the Incentive Plan.

The Incentive Plan provides for the grant of incentive stock options to employees (including officers and employee-directors) and nonqualified stock options, restricted stock purchase awards and stock bonuses to employees and directors. The exercise price of options granted under the Incentive Plan is determined by the board of directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the grant date and the exercise price for a nonqualified stock option cannot be less than 85% of the fair market value of the common stock on the grant date. Outstanding options generally vest ratably over a period of five years and generally expire ten years from the grant date.

Warrants

During 1997, two warrants were exercised to purchase an aggregate of 4,017 shares of the Company's common stock for approximately $27,000. The warrants had exercise prices of $6.56 to $7.06 per share, respectively.

A five-year warrant to purchase 5,269 shares of the Company's common stock at an exercise price of $14.21 per share was outstanding at December 27, 1997.
Fair Values

The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock plans. Accordingly, no compensation expense has been recognized for these plans. Had compensation cost for these plans been determined based on the fair value at the grant dates as prescribed by FAS No. 123, Accounting for Stock-Based Compensation, the Company's net income (loss) allocable to common stock and basic and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

                                      1997     1996      1995
     Net income (loss) allocable to
common stock
   As reported                       $7,036  $(6,879)  $(1,561)
   Pro forma                         $6,730  $(7,309)  $(1,881)

Basic earnings (loss) per share
   As reported                       $ 0.67  $ (1.35)  $ (0.45)
   Pro forma                         $ 0.64  $ (1.44)  $ (0.54)
Diluted earnings (loss) per share
   As reported                       $ 0.64  $ (1.35)  $ (0.45)
   Pro forma                         $ 0.61  $ (1.44)  $ (0.54)

Earnings per share are calculated in accordance with FAS No. 128. See Note 1.

The fair value of the employees' purchase rights was estimated using the Black-Scholes model with the following assumptions for 1997 and 1996, respectively: no dividend yield for both years; expected lives of six and eight months; expected volatility of 51 percent for both years; and risk-free interest rates of 5.5 and
5.6 percent. The weighted-average fair values of the purchase rights granted in 1997 and 1996 were $5.53 per share and $4.92 per share, respectively.

The fair value of each option grant under the Incentive Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: no dividend yield; expected lives of seven years; expected volatility of 49 percent; and risk-free interest rate of 5.8%. The fair value of each option grant under the Incentive Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: no dividend yield for both years; expected lives of seven years for both years; expected volatility of 51 percent for both years; and risk-free interest rates ranging from 5.6 to 7.1% and from 6.2 to 6.8%.

                            WILD OATS MARKETS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

A summary of the status of the Company's Incentive Plan as of the 1997, 1996 and 1995 fiscal year ends and changes during the years ending on those dates is presented below:

                                                    Weighted
                                                    Average
                                                    Exercise
                        Incentive   Non-Qualified    Price
Outstanding as of
   December 31, 1994      331,879          33,061     $ 6.13
Granted                   172,650                     $11.40
Forfeited                 (66,192)                    $ 6.72
Exercised                    (859)                    $ 5.14
                          --------        -------
Outstanding as of
   December 30, 1995      437,478          33,061     $ 7.97
Granted                   659,737          44,292     $10.07
Forfeited                 (64,311)                    $ 9.79
Exercised                 (76,380)                    $ 3.90
                          --------        -------
Outstanding as of
   December 28, 1996      956,524          77,353     $ 9.42
Granted                   224,962          70,517     $16.36
Forfeited                (148,933)         (2,001)    $10.68
Exercised                (230,367)        (13,210)    $ 7.06
                          --------        -------
Outstanding as of
   December 27, 1997      802,186         132,659     $11.93
                          ========        =======

At December 27, 1997, options exercisable for 46,440 shares were available for future grant under the Incentive Plan. At December 28, 1996 and December 30, 1995, options exercisable for 411,269 and 249,971 shares with weighted average exercise prices of $7.38 and $6.93, respectively, were exercisable. The weighted-average grant-date per-share fair values of options granted during 1997, 1996 and 1995 were $16.36, $11.27 and $11.40, respectively.

The following table summarizes information about incentive and nonqualified stock options outstanding and exercisable at December 27, 1997:
                              Options Outstanding

                                          Weighted-
   Range of       Number      Remaining    Average
   Exercise     Outstanding  Contractual  Exercise
    Prices                      Life        Price

$2.65-6.58          135,208    7.6 years     $ 5.28
$7.81-12.67         631,295          9.2     $11.09
$16.67-21.17         94,142          9.5     $17.75
$22.67-27.29         74,200          9.9     $23.77
                    -------
                    934,845          9.0     $11.93
                    =======

                Options Exercisable

    Range of         Number     Weighted-Average
 Exercise Prices   Exercisable   Exercise Price

$2.65-6.58             132,343            $ 5.38
$7.81-12.67            200,027            $11.03
$16.67-21.17            10,222            $16.70
$22.67-27.29             7,650            $24.00
                       -------
                       350,242            $10.82
                       =======

10. Litigation

The Company is named as defendant in various actions and proceedings arising in the normal course of business. In all of these cases, the Company is denying the allegations and is vigorously defending against them and, in some cases, has filed counterclaims. Although the eventual outcome of the various lawsuits cannot be predicted, it is management's opinion that these lawsuits will not result in liabilities that would materially affect the Company's financial position or results of operations.

11. Commitments

The Company has several noncancelable operating leases related to facilities occupied and store equipment. These leases generally contain renewal provisions at the option of the Company. Total rental expense (consisting of minimum rent and contingent rent) under these leases was $10.9 million, $7.6 million and $2.6 million during 1997, 1996 and 1995, respectively.

Future minimum lease payments under noncancelable operating leases as of December 27, 1997 are summarized as follows (in thousands):

            Fiscal year ending
   1998                         $ 12,782
   1999                           12,225
   2000                           11,704
   2001                           10,822
   2002                           10,783
Thereafter                        49,609
                                --------
Total minimum lease payments    $107,925
                                ========

Minimum rentals for operating leases do not include contingent rentals which may become due under certain lease terms which provide that rentals may be increased based on a percentage of sales. During 1997, 1996 and 1995, the Company paid contingent rentals of $376,000, $270,000 and $158,000, respectively.

12. Non-Recurring Expenses

During 1996, the Company's Board of Directors made the following decisions relating to the Company's operations, which resulted in an approximate $7.0 million non-recurring charge being recorded. Specifically, as a direct result of the July 1996 acquisition of Alfalfa's, the Company incurred $2.0 million by:
(1) closing the Wild Oats Lawrence, Kansas store as well as a regional bakery and kitchen; (2) moving out of its existing corporate headquarters and relocating to Alfalfa's; and (3) consolidating certain information systems, thereby abandoning certain Wild Oats hardware and software. In addition, after operating the combined businesses, management closed the Alfalfa's Seattle, Washington store and a restaurant in a Capers, Vancouver, British Columbia store which, at the time of the acquisition, it had planned to retain. These closures resulted in the remaining $5.0 million of the charge. Components of the non-recurring charge consist primarily of lease cancellation costs ($1.0 million), employee severance and relocation costs ($300,000) and losses on disposal or abandonment of certain assets ($5.7 million).

Cash paid for employee severance, relocation and lease cancellation costs related to the non-recurring charge totalled approximately $900,000 in 1997. During 1997, management adjusted certain accruals related to the non-recurring charge, including a $500,000 reduction following the settlement of a property-related obligation. At December 27, 1997, there were no remaining accrued liabilities related to the non-recurring charge.

13. 401(k) Plan

The Company maintains a tax qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for additional matching contributions to the 401(k) Plan

                            WILD OATS MARKETS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

by the Company in an amount determined by the Company prior to the end of each plan year. Total Company contributions during 1997, 1996 and 1995 were approximately $256,000, $95,000 and $83,000, respectively. The trustees of the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intend to qualify under Section 401 of the Internal Revenue Code.

14. Quarterly Information (Unaudited)
The following interim financial information presents the 1997 and 1996 consolidated results of operations on a quarterly basis (in thousands, except per-share amounts). Per-share amounts are based on average shares outstanding during each quarter and may not add to the total for the year.

                                Quarter Ended 1997

                                 Dec. 27  Sept. 27  June 28  March 29
Statement of Operations Data:
Sales                            $84,716   $79,955  $76,677   $69,729
Gross profit                      26,007    24,696   23,274    21,944
Net income                         1,970     1,832    1,677     1,557

Basic earnings per
   common share                  $  0.18   $  0.17  $  0.16   $  0.15
Diluted earnings
   per common share              $  0.17   $  0.17  $  0.16   $  0.15

                                Quarter Ended 1996

                                 Dec. 28  Sep. 28   June 29   March 30
Statement of Operations Data:
Sales                            $63,360  $60,203   $36,692    $32,237
Gross profit                      20,439   19,124    11,913     10,060
Net income (loss) allocable
   to common stockholders            421   (6,745)     (273)      (282)

Basic earnings (loss)
   per common share              $  0.05  $ (1.49)  $ (0.08)   $ (0.08)
Diluted earnings (loss)
   per common share              $  0.05  $ (1.49)  $ (0.08)   $ (0.08)

15. Subsequent Events
On December 28, 1997, the Company sold a store located in Vail, Colorado, for approximately $108,000 in cash and $218,000 evidenced by a promissory note, which was repaid in January 1998.

On January 19, 1998, the Company acquired the operations of a natural foods supermarket in Nashville, Tennessee. The purchase price for this acquisition aggregated $2.2 million in cash. The acquisition was accounted for using the purchase method, and the excess of cost over the fair value of the assets acquired of $2.1 million was allocated to goodwill, which is being amortized on a straight-line basis over 40 years.


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Wild Oats Markets, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Wild Oats Markets, Inc. and its subsidiaries (the "Company") at December 27, 1997 and December 28, 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

[SIGNATURE OF PRICE WATERHOUSE LLP]
PRICE WATERHOUSE LLP
Boulder, Colorado
January 30, 1998

                            WILD OATS MARKETS, INC.

MANAGEMENT'S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements of Wild Oats Markets, Inc. and its subsidiaries (the "Company") are prepared by the Company's management in conformity with generally accepted accounting principles. Management is responsible for the fairness of the financial statements, which include estimates based on judgment.

The Company maintains accounting and other control systems which management believes provide reasonable assurance that financial records are reliable for the purposes of preparing financial statements, and that assets are properly safeguarded and recorded. Underlying the concept of reasonable assurance is the premise that the cost of control should not be disproportionate to the benefits expected to be derived from control. The Company's internal control system is reviewed by the independent accountants in connection with their audit of the Company's consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent accountants to discuss the annual audit, internal control and financial reporting matters. The independent accountants have direct access to the Audit Committee.

[Signature of Michael C. Gilliland]  [Signature of James W. Lee]               [Signature of Mary Beth Lewis]
Michael C. Gilliland                 James W. Lee                              Mary Beth Lewis
Chief Executive Officer              President and Chief Operating Officer     Vice President of Finance, Chief Financial
                                                                               Officer and Treasurer

STOCKHOLDER INFORMATION

MARKET INFORMATION AND DIVIDEND POLICY:

The Company's Common Stock is traded on the NASDAQ National Stock Market under the symbol "OATS." Since the Company's initial public offering on October 22, 1996, the high and low prices per share of the Common Stock as reported on the NASDAQ National Stock Market were $29.00 and $8.58, respectively. As of March 9, 1998, the Company's common stock was held by 839 holders of record. No cash dividends have been declared previously on the Company's common stock and the Company does not anticipate declaring a cash dividend in the near future.

ANNUAL MEETING:
The Company's Annual Meeting of Stockholders will be held at 1 pm (Mountain Daylight time), on Monday, May 4, 1998, at:

Boulder Public Library Auditorium
1000 Canyon Boulevard
Boulder, CO 80302

FORM 10-K AND QUARTERLY STOCKHOLDER INFORMATION:

The Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 may be obtained without charge by sending a written request to the address below. Quarterly information is available to all stockholders immediately upon its release, free of charge, via fax, by calling (303) 440-5220, extension 392, or through access on the Internet at www.wildoats.com. To receive a copy by mail, please send your written request to:

INVESTOR RELATIONS       TRANSFER AGENT AND REGISTRAR
Wild Oats Markets, Inc.  Norwest Bank Minnesota, N.A
1645 Broadway            Shareowner Services
Boulder, CO 80302        161 North Concord Exchange
                         Post Office Box 738
                         South St. Paul, MN 55075
                         (612) 450-4062

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

                              EXECUTIVE OFFICERS

                             Michael C. Gilliland
                      Chief Executive Officer and Director

                                  James W. Lee
                     President and Chief Operating Officer

                               Elizabeth C. Cook
                Executive Vice President, Secretary and Director

                                Mary Beth Lewis
                    Vice President of Finance, Treasurer and
                            Chief Financial Officer

                                 Freya R. Brier
                  Vice President of Legal and General Counsel

                               Ronald J. Feldman
                         Vice President of Real Estate

                               John E. Lauderbach
                    Vice President of Information Technology

                                 John R. Weber
                   Vice President of Marketing and Purchasing

                               Peter F. Williams
                       Vice President of Human Resources

                               BOARD OF DIRECTORS

                                JOHN A. SHIELDS
                             Chairman of the Board
                  Chairman of the Board, Homeland Stores, Inc.

                              David M. Chamberlain
                           Vice Chairman of the Board
           President and Chief Executive Officer, L. Kee & Co., Inc.


                                Brian K. Devine
                Chairman, President and Chief Executive Officer
                          Petco Animal Supplies, Inc.

                               David L. Ferguson
                    General Partner, Chase Capital Partners

                                James B. McElwee
                    General Partner, Weston Presidio Capital